Exhibit 99.1
August 24, 2010

Central Fund of Canada Limited (Symbols: NYSE Amex Equities - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three and nine months ended July 31, 2010.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31	October 31
	2010	2009

Net assets:
Gold bullion, at market, cost $1,082,841,134 (2009: $774,629,675)	$1,758,449,962	1,292,065,170
Silver bullion, at market, cost $897,877,881 (2009: $654,686,930)	1,328,192,761	1,029,260,117
Cash	763,593	2,918,749
Short-term deposits	84,577,440	61,171,225
Prepaid insurance, interest receivable and other	265,982	225,275
	3,172,249,738	2,385,640,536
Accrued liabilities	(1,945,554)	(1,338,221)
Dividends payable	-	(1,960,177)
Net assets representing shareholders’ equity	$3,170,304,184	2,382,342,138

Represented by:
Capital stock
Class A shares issued:
238,282,713 (2009: 196,007,713)	$2,074,023,278	1,493,321,705
Common shares issued: 40,000 (2009: 40,000)	19,458	19,458
	2,074,042,736	1,493,341,163

Retained earnings inclusive of unrealized appreciation of holdings	1,096,261,448	889,000,975
	$3,170,304,184	2,382,342,138
Net asset value per share:
Class A shares	$13.30	12.15
Common shares	$10.30	9.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0290	1.0774

Net asset value per share expressed in Canadian dollars:
Class A shares	$13.69	13.09
Common shares	$10.60	9.86

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2009 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the public offerings completed during the period and the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $788.0 million during the nine months ended July 31, 2010 primarily due to two public offerings, completed on November 17, 2009 and May 11, 2010, which increased net assets by approximately $580.5 million. The balance of the increase in net assets was primarily attributable to the increases in gold and silver prices which increased 12.4% and 6.6% respectively.

Net assets increased by $258.4 million during the three months ended July 31, 2010.  While the public offering completed on May 11, 2010 increased net assets by approximately $360.1 million, this was partially offset by decreases in gold and silver prices of 0.8% and 5.2% respectively.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2010	2009	2010	2009
Income (loss):
Interest	$57,122	317,590	$30,385	50,216
Change in unrealized appreciation (depreciation) of holdings	213,960,005	434,072,179	(99,315,702)	124,125,245
Total income (loss)	214,017,127	434,389,769	(99,285,317)	124,175,461
Expenses:
Administration fees	4,166,481	2,755,238	1,526,529	1,029,723
Safekeeping, insurance and bank charges	1,963,190	1,200,313	730,472	456,437
Shareholder information	177,462	154,286	26,422	18,950
Directors’ fees and expenses	113,625	97,520	32,280	32,315
Stock exchange fees	104,585	96,508	37,418	31,822
Accounting fees	90,228	61,418	26,608	21,923
Legal fees	80,478	46,159	5,757	5,823
Registrar and transfer agent fees	61,521	55,343	20,447	17,822
Miscellaneous	(916)	2,006	(930)	875
Total expenses	6,756,654	4,468,791	2,405,003	1,615,690
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$207,260,473	429,920,978	$(101,690,320)	122,559,771
Net income (loss) per share:
Class A shares	$1.03	2.56	$(0.43)	0.66
Common shares	$1.03	2.56	$(0.43)	0.66

The net loss (inclusive of the change in unrealized depreciation of holdings) for the three months ended July 31, 2010 was $101.7 million compared to net income of $122.6 million for the comparative period in 2009.  For the nine months ended July 31, 2010, the net income (inclusive of the change in unrealized appreciation of holdings) was $207.3 million compared to $429.9 million for the same period in 2009.  Virtually all of the income (loss) was due to the change in unrealized appreciation (depreciation) of holdings for the respective three and nine month periods.   Despite higher average balances in cash and cash equivalents, interest income decreased compared to the comparative three and nine month periods in 2009 as interest rates on interest-bearing cash deposits have declined significantly.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,526,529, from $1,029,723 and for the nine month period to $4,166,481 from $2,755,238 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month period ended July 31, 2010 were 0.07%, compared to 0.08% for the same three month period in 2009.  The expense ratio for the nine month period ended July 31, 2010 was 0.23%, compared to 0.26% for the same nine month period in 2009.  For the twelve months ended July 31, 2010, the expense ratio was 0.33% compared to 0.35% for the comparable twelve month period ending July 31, 2009.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At July 31, 2010, the Class A shares of Central Fund were backed 97.4% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex Equities (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878